SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN DECEMBER 7, 2004 AND JANUARY 14, 2005

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE DATED DEC. 7, 2004
EX-1.2 PRESS RELEASE DATED DEC 14, 2004
EX-1.3 PRESS RELEASE DATED DEC 16, 2004
EX-1.4 PRESS RELEASE DATED DEC 21, 2004
EX-1.5 PRESS RELEASE DATED JAN 4, 2005
EX-1.6 PRESS RELEASE DATED JAN 11, 2005
EX-1.7 PRESS RELEASE DATED JAN 11, 2005

EXHIBITS

Exhibit	Description
1.1	Press Release dated December 7, 2004 Ross Systems Delivers Global Data Synchronization Solution to Enable Retailer-Driven Business Integration

1.2	Press Release dated December 14, 2004 Pivotal Recognized for High Levels of Customer Satisfaction in New Analyst Ranking

1.3	Press Release dated December 16, 2004 chinadotcom’s Software Development Center in Shanghai Completed CMM Level 4 Assessment

1.4	Press Release dated December 21, 2004 Beazer Homes Deploys Pivotal Homebuilder FrontOffice Nationwide

1.5	Press Release dated January 4, 2005 Schenectady International Reinforces Global Leadership Position with Ross Systems’ ERP Solution

1.6	Press Release dated January 11, 2005 Pivotal Showcases Pivotal Homebuilder Front Office at the 2005 International Builders’ Show

1.7	Press Release dated January 11, 2005 Ross Systems Joins Top Chemical Industry Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2005

CHINADOTCOM CORPORATION

By:      /s/Keith Oliver

Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated December 7, 2004 Ross Systems Delivers Global Data Synchronization Solution to Enable Retailer-Driven Business Integration

1.2	Press Release dated December 14, 2004 Pivotal Recognized for High Levels of Customer Satisfaction in New Analyst Ranking

1.3	Press Release dated December 16, 2004 chinadotcom’s Software Development Center in Shanghai Completed CMM Level 4 Assessment

1.4	Press Release dated December 21, 2004 Beazer Homes Deploys Pivotal Homebuilder FrontOffice Nationwide

1.5	Press Release dated January 4, 2005 Schenectady International Reinforces Global Leadership Position with Ross Systems’ ERP Solution

1.6	Press Release dated January 11, 2005 Pivotal Showcases Pivotal Homebuilder Front Office at the 2005 International Builders’ Show

1.7	Press Release dated January 11, 2005 Ross Systems Joins Top Chemical Industry Association